SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OSHKOSH CORPORATION
(Name of Subject Company (Issuer))

Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II L.P.
Icahn Partners Master Fund III L.P.
High River Limited Partnership
Hopper Investments LLC
Barberry Corp.
Icahn Onshore LP
Icahn Offshore LP
Icahn Capital L.P.
IPH GP LLC
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn
(Names of Filing Persons (Offeror)

Common Stock, Par Value $0.01
(Title of Class of Securities)

688239201
(CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not applicable	Not applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable	Filing Party: Not applicable
Form or registration no.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 11, 2012, Carl C. Icahn issued a press release relating to Oshkosh Corporation (the “Issuer”), a copy of which is filed as Exhibit I hereto and is incorporated herein by reference.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on June 30, 2011, as amended, by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN.  THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES (THE "ICAHN GROUP") WILL DISTRIBUTE TO HOLDERS OF COMMON STOCK AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER.  AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC, HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE TENDER  OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

Exhibit I

FOR IMMEDIATE RELEASE

Icahn Announces Tender Offer for ANY AND ALL Outstanding Shares
of Oshkosh Corporation at $32.50 Per Share in Cash

Contact:  Susan Gordon (212) 702-4309

New York, New York, October 11, 2012 – Carl C. Icahn today announced his intention to initiate an “any and all” tender offer for the outstanding shares of common stock of Oshkosh Corporation at $32.50 per share in cash.  The tender offer price represents a premium of approximately 21% over the stock’s closing price on October 10, 2012 (the trading day immediately prior to this announcement), which was $26.85.  Mr. Icahn also announced his intention to nominate a slate of directors for election to the Oshkosh board at the upcoming annual meeting.

The tender offer will not be subject to due diligence or financing or any minimum tender condition but will be subject to the election of Mr. Icahn’s nominees to the Oshkosh board at the upcoming annual meeting so that Mr. Icahn’s proposed nominees, if elected, can remove impediments to the offer under Wisconsin law.

The tender offer will have an initial expiration date of 45 days following commencement.  We urge you to tender your shares promptly.  If we receive at least 25% of the outstanding shares tendered prior to the initial expiration date, we believe this would indicate that we would have an excellent chance of prevailing in our proxy contest.  Therefore, at that time, if we receive that level of support for our tender offer, we will extend the offer and seek proxies to elect our slate of nominees at the upcoming annual shareholders meeting.

If, at any time, we receive tenders of 40.1% of the shares (which when added to the shares already held by Icahn will equal 50.1%), we will demand that the current board, in accordance with its fiduciary duty to stockholders, accelerate the upcoming annual meeting to allow the prompt election of our slate of directors so that the tender offer can close quickly.  In that regard we note that we are willing to engage in negotiations with Oshkosh immediately in order to obtain its support for the offer and facilitate closing on an expedited basis.

The tender offer will include withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to the acceptance of such shares for payment under the tender offer.  We urge shareholders to tender shares and send a strong message to Oshkosh management of the desire of shareholders to accept our offer and close promptly.

Mr. Icahn sought board representation at last year’s annual meeting in an effort to correct what we consider to be long standing problems facing Oshkosh, problems that we believe have contributed to a value gap between the stock price and the value of the assets. After the proxy campaign last year, management of Oshkosh has made lofty promises reminiscent of a politician’s campaign promises. However, it appears to us that instead of any true progress towards unlocking shareholder value, the company has only presented a combination of slogans and aggressive long term projections showing that profitability will increase over the next several years, assuming the economy in the U.S. totally recovers. In our opinion, management has repeatedly refused to take any strategic alternatives seriously, claiming only to quietly “study” options internally.

Mr. Icahn stated “It is clear to me that management has taken a passive attitude to the future of this company, willing to sit back and watch what happens to the defense, housing and construction industries, hoping for a positive outcome and reduced competition. They have suggested that shareholders should be willing to tie a defense contractor and a construction equipment company together, and wait another four years to see if the defense business will be viable on its own, or if it will become an anchor and drag down the entire company. I strongly believe that Oshkosh needs proactive shareholders to bring a proactive management team together to weather a volatile economy, a shrinking defense industry and a budget constrained municipal environment.”

Mr. Icahn continued “Oshkosh’s underlying businesses underwent substantial revenue pressures starting as early as 2006.  It took management five years to develop an operating plan to improve performance, and now they seem to expect shareholders to wait until 2015 to see results. We believe that mismanagement of this company has resulted in a lost decade of shareholder value.  Apparently, management would like shareholders to ignore this decade long track record along with the potential fiscal cliff, revenue declines and over capacity in the defense industry, and a volatile economy in top growth markets like Brazil.  Instead they are asking shareholders to focus on 2015 projections contingent on a global economic boom.  We believe that management should be focusing on how best to drive value to shareholders immediately.”

NOTICE TO INVESTORS

CARL C. ICAHN’S AFFILIATES HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THESE ENTITIES WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS.  IF THE TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFEROR.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF OSHKOSH CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF OSHKOSH CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2011, AND AS AMENDED BY AMENDMENT NOS 1. THROUGH 8 THERETO.